December 19, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, Northeast

Washington, DC 20549

Re:	Viña Concha y Toro S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012 Response dated November 20, 2012 File No. 1-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the “Company”), we are responding to your letter dated December 6, 2012 regarding the review of the above-referenced filing. Pursuant to your discussion today with our counsel, Latham & Watkins LLP, the Company hereby confirms that it intends to provide the Staff of the Division of Corporation Finance (the “Staff”) with the Company’s response to the Staff’s comments on or before January 3, 2013.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (56-2) 2476-5644.

Very truly yours,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Vina Concha y Toro S.A.